UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

______________________

351321104

(CUSIP Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

F&H Acquisition Corp. has signed and delivered in escrow a definitive tender offer/merger agreement (the “Merger Agreement”) to acquire all of the outstanding shares of common stock of Fox & Hound Restaurant Group (“Fox & Hound”) not already owned by it for $14.50 per share. The Merger Agreement is being held in escrow pursuant to a letter agreement (the “Escrow Letter”) with Fox & Hound. Pursuant to the Escrow Letter, Fox & Hound has agreed to execute and deliver the Merger Agreement before January 6, 2006, unless prior to such time Fox & Hound’s Board of Directors has determined that the proposal contemplated by the Merger Agreement no longer constitutes a superior offer or Fox & Hound gives notice to F&H Acquisition Corp. that Fox & Hound is unable to make the representations and warranties or perform its obligations under the Merger Agreement.